Subject to Completion
Preliminary Term Sheet dated September 26, 2018

Filed Pursuant to Rule 433
Registration Statement No. 333-223208
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Product Supplement STOCK STR-1 dated July 19, 2018)

Units
$10 principal amount per unit
CUSIP No.

HSBC

Pricing Date*	September , 2018
Settlement Date*	October , 2018
Maturity Date*	October , 2022

*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Strategic Accelerated Redemption Securities® Linked to the Worst Performing of Three Airline Industry Stocks

- The Underlying Stocks are American Airlines Group Inc., Delta Air Lines, Inc., and JetBlue Airways Corporation
- Automatically callable if the Observation Level of each Underlying Stock on any Observation Date, occurring approximately one, two, three and four years after the pricing date, is at or above its respective Starting Value
- In the event of an automatic call, the amount payable per unit will be:
- [$12.00 to $12.50] if called on the first Observation Date
- [$14.00 to $15.00] if called on the second Observation Date
- [$16.00 to $17.50] if called on the third Observation Date
- [$18.00 to $20.00] if called on the final Observation Date
- If not called on the first, second or third Observation Dates, a maturity of approximately four years
- If not called, 1-to-1 downside exposure to decreases in the Worst Performing Underlying Stock, with up to 100.00% of the principal amount at risk
- All payments are subject to the credit risk of HSBC USA Inc.
- No interest payments
- In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See "Supplement to the Plan of Distribution—Role of MLPF&S"
- No listing on any securities exchange

Enhanced Return

The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-7 of this term sheet and "Risk Factors" beginning on page PS-6 of product supplement STOCK STR-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.10 and $9.50 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-7 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to HSBC	$ 9.80	$

(1) For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor's household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See "Supplement to the Plan of Distribution" below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

September , 2018

Summary

The Strategic Accelerated Redemption Securities® Linked to the Worst Performing of Three Airline Industry Stocks, due October , 2022 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes will be automatically called at the applicable Call Amount if the Observation Level of each of the three financial sector stocks described below (the "Underlying Stocks") is equal to or greater than its Call Level on the relevant Observation Date. If your notes are not automatically called, you will lose all or a portion of the principal amount of your notes based on the performance of the Worst Performing Underlying Stock (as defined below). Any payments on the notes will be calculated based on the $10.00 principal amount per unit and will depend on the performance of the Underlying Stocks, subject to our credit risk. See "Terms of the Notes" below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Call Amounts and Call Premiums). The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC ")
Principal Amount:	$10.00 per unit
Term:	Approximately four years, if not called on the first, second or third Observation Dates.
Market Measure:	The common stocks of American Airlines Group Inc. (Nasdaq symbol: "AAL"), Delta Air Lines, Inc. (NYSE symbol: "DAL") and JetBlue Airways Corporation (Nasdaq symbol: "JBLU") (each, an "Underlying Company").
Worst Performing Underlying Stock:	The Underlying Stock with the lowest Ending Value as a percentage of its Starting Value.
Automatic Call:	The notes will be automatically called on any Observation Date if the Observation Level of each Underlying Stock on that Observation Date is equal to or greater than its Call Level.
Starting Values:	With respect to each Underlying Stock, its Closing Market Price on the pricing date.
Ending Values:	With respect to each Underlying Stock, its Observation Level on the final Observation Date.
Observation Levels:	With respect to each Underlying Stock, its Closing Market Price on the applicable Observation Date, multiplied by its Price Multiplier on that day.
Price Multipliers:	With respect to each Underlying Stock, 1, subject to adjustment for certain corporate events relating to that Underlying Stock described beginning on page PS-21 of product supplement STOCK STR-1.
Observation Dates:	On or about October , 2019, October , 2020, October , 2021 and September , 2022 (the final Observation Date), approximately one, two, three and four years after the pricing date. The scheduled Observation Dates are subject to postponement in the event of Market Disruption Events, as described on page PS-18 of product supplement STOCK STR-1.
Call Levels:	With respect to each Underlying Stock, 100% of its Starting Value
Call Amounts (per Unit) and Call Premiums:	[$12.00 to $12.50], representing a Call Premium of [20.00% to 25.00%] of the principal amount, if called on the first Observation Date;

Payment Determination

Automatic Call Provision:

Is the Observation Level of each Underlying Stock equal to or greater than its Call Level on any Observation Date?

Yes → The notes will be called on that Observation Date and you will receive per unit the applicable Call Amount, which is equal to:

$10 + the applicable Call Premium

No → The notes will not be called. See "Redemption Amount Determination" below.

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date based on the performance of the Worst Performing Underlying Stock, determined as follows:

$$\$10 - \left[\$10 \times \left(\frac{\text{Threshold Value of the Worst Performing Underlying Stock} - \text{Ending Value of the Worst Performing Underlying Stock}}{\text{Starting Value of the Worst Performing Underlying Stock}}\right)\right]$$

Because the Threshold Value for each Underlying Stock is equal to its Starting Value, you will lose all or a portion of your investment if the Ending Value of any Underlying Stock is less than its Starting Value.

	[$14.00 to $15.00], representing a Call Premium of [40.00% to 50.00%] of the principal amount, if called on the second Observation Date; [$16.00 to $17.50], representing a Call Premium of [60.00% to 75.00%] of the principal amount, if called on the third Observation Date; and [$18.00 to $20.00], representing a Call Premium of [80.00% to 100.00%] of the principal amount, if called on the final Observation Date. The actual Call Amounts and Call Premiums will be determined on the pricing date.
Call Settlement Dates:	Approximately the fifth business day following the applicable Observation Date, subject to postponement as described on page PS-18 of product supplement STOCK STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.
Threshold Values:	With respect to each Underlying Stock, 100% of its Starting Value.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-12.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

- Product supplement STOCK STR-1 dated July 19, 2018: https://www.sec.gov/Archives/edgar/data/83246/000114420418038955/tv498828_424b2.htm
- Prospectus supplement dated February 26, 2018: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm
- Prospectus dated February 26, 2018: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Observation Level of each Underlying Stock on any of the Observation Dates will be equal to or greater than its Call Level and, in that case, you accept an early exit from your investment.
- You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the price of one or more of the Underlying Stocks is significantly greater than the return represented by the applicable Call Premium.
- If the notes are not called, you accept that your investment will result in a loss, which could be significant.
- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.
- You are willing to forgo dividends or other benefits of owning shares of the Underlying Stocks.
- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-12.
- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You wish to make an investment that cannot be automatically called prior to maturity.
- You anticipate that the Observation Level of one or more of the Underlying Stocks will be less than its Call Level on each Observation Date, including the final Observation Date.
- You seek an uncapped return on your investment.
- You seek principal repayment or preservation of capital.
- You seek interest payments or other current income on your investment.
- You want to receive dividends or other distributions paid on the Underlying Stocks.
- You seek an investment for which there will be a liquid secondary market.
- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Enhanced Return

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. **The actual amount you receive and the resulting return will depend on the actual Starting Value, Threshold Value, Call Level and Observation Levels of each Underlying Stock, the Call Amounts, the Call Premiums, and the term of your investment.** The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1) a Starting Value of 100.00 for each Underlying Stock;
2) a Threshold Value of 100.00 for each Underlying Stock;
3) a Call Level of 100.00 for each Underlying Stock;
4) an expected term of the notes of approximately four years, if the notes are not called on the first, second or third Observation Dates;
5) a Call Premium of $2.25 if the notes are called on the first Observation Date, $4.50 if called on the second Observation Date, $6.75 if called on the third Observation Date and $9.00 if called on the final Observation Date (the midpoint of the applicable Call Premium ranges); and
6) Observation Dates occurring approximately one, two, three and four years after the pricing date.

The **hypothetical** Starting Value of 100.00 for each Underlying Stock used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value of any Underlying Stock. For recent actual prices of the Underlying Stocks, see “The Underlying Stocks” section below. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium if the Observation Level of each Underlying Stock on one of the Observation Dates is equal to or greater than its Call Level. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 1 - The Observation Level of each Underlying Stock on the first Observation Date is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $2.25= $12.25 per unit.

Example 2 - On the first Observation Date, although the Observation Level of each of DAL and AAL is above its Call Level, the Observation Level of JBLU is below its Call Level. Therefore, the notes will not be called on the first Observation Date. On the second Observation Date, the Observation Level of each Underlying Stock is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $4.50 = $14.50 per unit.

Example 3 - On the first and second Observation Dates, although the Observation Level of each of DAL and AAL is above its Call Level, the Observation Level of JBLU is below its Call Level. Therefore, the notes will not be called on the first or second Observation Dates. On the third Observation Date, the Observation Level of each Underlying Stock is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $6.75 = $16.75 per unit.

Example 4 - On the first, second and third Observation Dates, although the Observation Level of each of DAL and AAL is above its Call Level, the Observation Level of JBLU is below its Call Level. Therefore, the notes will not be called on the first, second or third Observation Dates. On the fourth and final Observation Date, the Observation Level of each Underlying Stock is above its Call Level. Therefore, the notes will be called at $10.00 plus the Call Premium of $9.00 = $19.00 per unit.

Notes Are Not Called on Any Observation Date

Example 5 - The notes are not called on any Observation Date because the Observation Level of at least one Underlying Stock is below its Call Level on each Observation Date (including the final Observation Date) even though the Observation Level of each of the other Underlying Stocks is above its Call Level. Because the Redemption Amount will be based on the performance of the Worst Performing Underlying Stock and the Ending Value of at least one Underlying Stock is less than its Threshold Value, the Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if JBLU is the Worst Performing Underlying Stock and its Ending Value is 80.00, the Redemption Amount per unit will be:

$$\$10-\left[\$10 \times \left(\frac{100.00-80.00}{100.00}\right)\right] = \$8.00$$

Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date												Notes Are Not Called on Any Observation Date		
	Example 1			Example 2			Example 3			Example 4			Example 5		
	AAL	DAL	JBLU	AAL	DAL	JBLU	AAL	DAL	JBLU	AAL	DAL	JBLU	AAL	DAL	JBLU
Starting Values	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Call Levels	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Threshold Values	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Observation Levels on the First Observation Date	135.00	135.00	125.00	105.00	105.00	90.00	108.00	108.00	90.00	108.00	108.00	90.00	108.00	108.00	90.00
Observation Levels on the Second Observation Date	N/A	N/A	N/A	130.00	130.00	135.00	105.00	105.00	95.00	105.00	105.00	95.00	105.00	90.00	105.00
Observation Levels on the Third Observation Date	N/A	N/A	N/A	N/A	N/A	N/A	125.00	125.00	120.00	108.00	108.00	90.00	108.00	108.00	90.00
Observation Levels on the Final Observation Date	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	120.00	120.00	115.00	115.00	115.00	80.00
Returns of the Underlying Stocks	35.00 %	35.00 %	25.00 %	30.00 %	30.00 %	35.00 %	25.00 %	25.00 %	20.00 %	20.00 %	20.00 %	15.00 %	15.00 %	15.00 %	-20.00%
Return of the Notes	22.50%			45.00%			67.50%			90.00%			-20.00%		
Call Amount / Redemption Amount per Unit	$12.25			$14.50			$16.75			$19.00			$8.00		

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Underlying Stocks. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "— Risks Relating to All Note Issuances."

- If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal.
- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
- Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Underlying Stocks.
- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.
- The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).
- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.
- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-12 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.
- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the prices of the Underlying Stocks and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.
- A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.
- Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Underlying Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.
- The Underlying Companies will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to any Underlying Company in connection with this offering.
- You will have no rights of a holder of any Underlying Stock, and you will not be entitled to receive shares of any Underlying Stock or dividends or other distributions by any Underlying Company.
- While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S and our respective affiliates do not control any Underlying Company, and have not verified any disclosure made by any Underlying Company.
- The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Stocks. See "Description of the Notes—Anti-Dilution Adjustments" beginning on page PS-21 of product supplement STOCK STR-1.

- There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S. We have the right to appoint and remove the calculation agents.
- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-35 of product supplement STOCK STR-1.

Additional Risk Factors

The notes are subject to the risks of each Underlying Stock, not a basket composed of the Underlying Stocks, and will be negatively affected if the price of any Underlying Stock decreases from its Starting Value as of any Observation Date, even if the prices of the other Underlying Stocks increase from their Starting Values as of those days. You are subject to the risks associated with each Underlying Stock. On any Observation Date, if the Observation Level of any Underlying Stock is less than its Call Level, the notes will not be called, even if the Observation Levels of the other Underlying Stocks are greater than their respective Call Levels. If the notes are not called, the Redemption Amount will be determined only by reference to the Worst Performing Underlying Stock, regardless of the performance of the other Underlying Stocks. The notes are not linked to a basket composed of the Underlying Stocks, where the depreciation in the price of one Underlying Stock could be offset to some extent by the appreciation in the price of the other Underlying Stocks. In the case of the notes that we are offering, the individual performance of each Underlying Stock would not be combined, and the depreciation in the price of one Underlying Stock would not be offset by any appreciation in the price of the other Underlying Stocks.

Because the notes are linked to three Underlying Stocks, as opposed to only one, it is more likely that the notes will not be automatically called on an Observation Date; if not called, you will lose all or a portion of your investment. With three Underlying Stocks, it is more likely that the price of one of the Underlying Stocks will close below its Call Level on any Observation Date (and, therefore, the notes will not be automatically called) than if the notes were linked to only one of the Underlying Stocks. If the notes are not called, your return will depend on the Ending Value of the Worst Performing Underlying Stock as compared to its Starting Value, and you will lose all or a portion of your investment. As noted above, if the notes are not automatically called, you will not benefit from the return of the other Underlying Stocks being higher than the return of the Worst Performing Underlying Stock.

You will be subject to risks relating to the relationship between the Underlying Stocks. Your return on the notes may benefit from a positive correlation, if any, between the Underlying Stocks, in the sense that their prices tend to increase or decrease at similar times and by similar magnitudes. By investing in the notes, you assume the risk that the Underlying Stocks will not exhibit this relationship. The less correlated the Underlying Stocks, the more likely it is that the price of one of the Underlying Stocks will decrease below its Starting Value over the term of the notes. You will lose some or all of your principal if the notes are not automatically called, and the Ending Value of one of the Underling Stocks is less than its Threshold Value; in such a case, the performance of the better performing Underlying Stocks would not be relevant to your return on the notes at maturity. It is impossible to predict what the relationship between the Underlying Stocks will be over the term of the notes.

The Underlying Stocks are concentrated in one sector. All of the Underlying Stocks are issued by companies in the airline industry. Although an investment in the notes will not give holders any ownership or other direct interests in the Underlying Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the airline industry. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors. In addition, because the Underlying Stocks are concentrated in one sector, their prices may increase or decrease at similar times and by similar magnitudes, and they may perform similarly over the term of the notes. You will be subject to risks relating to the relationship among the Underlying Stocks.

Strategic Accelerated Redemption Securities®
Linked to the Worst Performing of Three Airline Industry Stocks, due October , 2022

Enhanced Return

The Underlying Stocks

We have derived the following information about the Underlying Companies from publicly available documents. We have not independently verified the following information.

Because the Underlying Stocks are registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC's website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to the Underlying Stocks or to any other securities of the Underlying Companies. Neither we nor any of our affiliates have participated or will participate in the preparation of any Underlying Company's publicly available documents. Neither we nor any of our affiliates have made any due diligence inquiry with respect to any Underlying Company in connection with the offering of the notes. Neither we nor any of our affiliates make any representation that the publicly available documents or any other publicly available information regarding any Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of an Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning any Underlying Company could affect the price of the relevant Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stocks is not a recommendation to buy or sell the Underlying Stocks.

The first table set forth below shows the quarterly high and low Closing Market Prices of the shares of AAL on its primary exchange from December 9, 2013 through September 21, 2018. The second and third tables set forth below show the quarterly high and low Closing Market Prices of the shares of DAL and JBLU on their primary exchange from the first quarter of 2008 through September 21, 2018. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. This historical data on the Underlying Stocks is not necessarily indicative of their future performance or what the value of the notes may be. Any historical upward or downward trend in the price per share of any Underlying Stock during any period set forth below is not an indication that the price per share of such Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stocks.

American Airlines Group Inc.

American Airlines Group Inc. operates an airlilne that provides passenger, freight, and mail service throughout North America, the Caribbean, Latin America, Europe, and the Pacific. The company also provides connecting service throughout the United States, Canada, and the Caribbean. This Underlying Stock trades on the Nasdaq Global Select Market under the symbol "AAL". The company's CIK number is 6201.

	High ($)	Low ($)
2013		
Fourth Quarter (from December 9, 2013)	26.61	24.60
2014		
First Quarter	39.02	25.36
Second Quarter	44.55	33.37
Third Quarter	43.86	35.03
Fourth Quarter	53.63	28.58
2015		
First Quarter	55.76	46.53
Second Quarter	52.71	39.48
Third Quarter	43.99	37.50
Fourth Quarter	46.50	38.13
2016		
First Quarter	43.47	35.55
Second Quarter	41.34	25.27
Third Quarter	39.35	28.35
Fourth Quarter	49.64	37.38
2017		
First Quarter	49.59	40.35
Second Quarter	51.43	40.90
Third Quarter	54.22	42.92
Fourth Quarter	53.03	45.74
2018		
First Quarter	58.47	48.36
Second Quarter	52.14	37.96
Third Quarter (through September 21, 2018)	43.60	35.96

Delta Air Lines, Inc.

Delta Air Lines Inc. provides air transportation for passengers, freight, and mail over a network of routes throughout the United States and internationally. This Underlying Stock trades on the New York Stock Exchange (the "NYSE") under the symbol "DAL". The company's CIK number is 27904.

		High ($)	Low ($)
2008			
	First Quarter	18.53	8.35
	Second Quarter	10.48	5.00
	Third Quarter	9.94	4.64
	Fourth Quarter	11.52	5.64
2009			
	First Quarter	12.38	3.93
	Second Quarter	8.11	5.40
	Third Quarter	9.65	5.68
	Fourth Quarter	11.81	6.95
2010			
	First Quarter	14.65	11.22
	Second Quarter	14.93	11.31
	Third Quarter	12.61	9.97
	Fourth Quarter	14.33	11.24
2011			
	First Quarter	13.00	9.79
	Second Quarter	11.51	9.00
	Third Quarter	9.41	6.62
	Fourth Quarter	9.02	6.65
2012			
	First Quarter	11.30	8.01
	Second Quarter	12.10	9.81
	Third Quarter	11.12	8.55
	Fourth Quarter	11.94	9.33
2013			
	First Quarter	17.07	12.23
	Second Quarter	18.97	14.39
	Third Quarter	24.01	18.41
	Fourth Quarter	29.34	24.02
2014			
	First Quarter	35.37	27.70
	Second Quarter	42.23	31.73
	Third Quarter	40.93	35.61
	Fourth Quarter	49.23	30.90
2015			
	First Quarter	50.70	43.42
	Second Quarter	47.40	40.57
	Third Quarter	47.99	40.00
	Fourth Quarter	52.26	44.87
2016			
	First Quarter	50.12	40.77
	Second Quarter	48.49	33.36
	Third Quarter	40.98	35.58
	Fourth Quarter	51.78	38.94
2017			
	First Quarter	51.44	45.52
	Second Quarter	53.87	44.03
	Third Quarter	55.48	45.21
	Fourth Quarter	56.43	48.07
2018			
	First Quarter	60.13	50.46
	Second Quarter	55.87	49.54
	Third Quarter (through September 21, 2018)	59.61	48.78

Enhanced Return

JetBlue Airways Corporation

JetBlue Airways Corporation provides passenger flight service through its Airbus A320 aircraft. The company's airline is based in New York's John F. Kennedy Airport and currently flies to various destinations in the United States, the Caribbean and Latin America. This Underlying Stock trades on the Nasdaq Global Select Market under the symbol "JBLU". The company's CIK number is 1158463.

		High ($)	Low ($)
2008			
	First Quarter	7.23	4.57
	Second Quarter	5.79	3.64
	Third Quarter	6.32	3.14
	Fourth Quarter	7.10	3.44
2009			
	First Quarter	7.73	2.84
	Second Quarter	6.23	3.64
	Third Quarter	6.59	4.10
	Fourth Quarter	6.02	4.76
2010			
	First Quarter	5.86	4.71
	Second Quarter	6.72	5.32
	Third Quarter	6.69	5.38
	Fourth Quarter	7.59	6.35
2011			
	First Quarter	7.10	5.45
	Second Quarter	6.35	5.38
	Third Quarter	6.26	3.87
	Fourth Quarter	5.57	3.40
2012			
	First Quarter	6.23	4.81
	Second Quarter	5.33	4.14
	Third Quarter	5.85	4.79
	Fourth Quarter	5.94	4.86
2013			
	First Quarter	6.97	5.74
	Second Quarter	7.20	6.02
	Third Quarter	6.83	6.10
	Fourth Quarter	9.09	6.63
2014			
	First Quarter	9.37	8.32
	Second Quarter	10.88	7.63
	Third Quarter	12.73	10.40
	Fourth Quarter	15.89	9.41
2015			
	First Quarter	19.58	14.38
	Second Quarter	21.83	18.56
	Third Quarter	27.02	20.06
	Fourth Quarter	26.86	22.56
2016			
	First Quarter	23.37	19.34
	Second Quarter	21.33	15.15
	Third Quarter	18.71	15.76
	Fourth Quarter	22.79	16.93
2017			
	First Quarter	22.78	18.86
	Second Quarter	23.36	20.51
	Third Quarter	23.75	18.25
	Fourth Quarter	22.58	18.51
2018			
	First Quarter	22.93	19.82
	Second Quarter	20.64	18.67
	Third Quarter (through September 21, 2018)	19.97	17.22

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stocks, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor's household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

- the investor's spouse (including a domestic partner), siblings, parents, grandparents, spouse's parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;
- a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor's household as described above; and
- a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor's household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee's personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor's personal or other non-retirement account, except for individual retirement accounts ("IRAs"), simplified employee pension plans ("SEPs"), savings incentive match plan for employees ("SIMPLEs"), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit principal amount and will depend on the performance of the Underlying Stocks. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Underlying Stocks, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to the Notes" beginning on page PS-6 and "Use of Proceeds" on page PS-16 of product supplement STOCK STR-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Underlying Stocks.
- Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon receipt of a cash payment at maturity or upon a sale, exchange, redemption, retirement or other disposition of the notes. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year, and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations.
- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.
- A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Stocks or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlying Stocks or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-35 of product supplement STOCK STR-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

Enhanced Return

MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

"Strategic Accelerated Redemption Securities®" is a registered service mark of Bank of America Corporation, the parent company of MLPF&S.